SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 3)

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $.04

(Title of Class of Securities)

21075N105

(CUSIP Number)

Kenneth R. Peak

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Kenneth R. Peak

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,285,565 8. Shared Voting Power 9. Sole Dispositive Power 2,285,565 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,565 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%

14.	Type of Reporting Person IN

CUSIP No. 21075N105                                                                     13D                                                                                  Page 2 of 5

Items 1 through 7 of the Schedule 13D, dated August 25, 1999, as amended by Amendment No. 1 to Schedule 13D dated August 21, 2000, and by Amendment No. 2, dated June 24, 2001, filed by Kenneth R. Peak are hereby amended in their entirety to read as follows. Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.04 (the “Common Stock”), of Contango Oil & Gas Company (“Contango” or the “Issuer”). The principal executive offices of Contango are located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2. Identity and Background

The name and principal business address of the person filing this statement are:

Kenneth R. Peak

3700 Buffalo Speedway

Suite 960

Houston, Texas 77098

Mr. Peak is the Chairman and Chief Executive Officer of Contango.

During the last five years, Mr. Peak has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mr. Peak is a citizen of the Unites States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Peak financed purchases of Common Stock from his personal assets.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of Contango, including Common Stock, depending upon the position of the market, the Issuer, and other factors. Except as set forth above and as disclosed in Contango’s proxy statement filed with the SEC on September 29, 2003, Mr. Peak does not currently have any plans or proposals which relate to or would result in any other changes in the board of directors or management of Contango, or which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Mr. Peak directly owns 1,275,565 shares of Common Stock and may be deemed to be the beneficial owner of 1,010,000 additional shares he has the right to purchase upon exercise of options granted. As the beneficial owner of 2,285,565 shares of Common Stock, Mr. Peak beneficially owns approximately 22.2% of the outstanding shares of Contango Common Stock. Subject to applicable marital property laws, Mr. Peak has sole voting and dispositive power with respect to all of the shares of Common Stock reported herein.

In the past 60 days, Mr. Peak executed the following open-market purchases of shares of Common Stock:

Date	Number of Shares	Price Per Share
9/29/03	2,000	$4.11
9/26/03	1,300	$4.11
9/24/03	500	$4.14
9/18/03	1,000	$4.30
9/05/03	1,000	$4.31
8/28/03	900	$4.14
8/21/03	1,000	$4.44
8/11/03	1,700	$4.50
7/29/03	2,500	$4.36

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Mr. Peak.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, Mr. Peak is not party to any contracts, arrangements, understandings or other relationships with respect to the securities of Contango.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2003	/s/ KENNETH R. PEAK
Kenneth R. Peak